CAPITAL BUDGET

Shareholders:    In compliance with article 196, Law 6404/76, updated by Law #10.303 of 10. 31.2001, the management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, presents:

1 –	information about the destination of 2004 Retained Earnings (Expansion Reserves and Capital budget) approved in 2005 General Extraordinary Shareholders Meeting:

The initial Capex (Capital expenditures) plan for 2005 was R$ 500,000,000.00. Although 2005 capex reached R$ 842,308,095.00. Out of the total capex, R$ 240,459,831.74, were funded by Expansion Reserves (article 45- 2nd paragraph of Company’s by-laws) and R$ 26,717,759.08 by Capital Budget (article 196, 2nd paragraph, Law 6404/76, updated by Law #10.303/01). The remaining amount of R$ 575,130,409.18, was financed by Company’s cash generation.

These investments were used to:

–	R$ 389,293,464.00 - opening of new stores and land acquisitions;

–	R$ 369,787,017.00 - stores remodeling;

–	R$ 83,227,614.00 - infra-structure (IT, logistics and other).

2 –	Inform that 2005 Retained Earnings amounting R$ 186,157,524.85, as mentioned below, will be destined to store openings, remodeling and other investments, according to 2006 Investment Plan, to be approved by Board members and Shareholders. The Investment Plan will be financed by proposed Retained Earnings as well as by Company’s during the fiscal year:

–	R$ 167,541,772.36 – 2005 Retained earnings – Expansion Reserve (article 35 – 2nd paragraph of Company’s by-laws);

–	R$ 18,615,752.49 – 2005 Retained earnings based on Capital budget (article 196, Law #6404/76, modified by Law #10.303/01);

This is the proposal we have to present.

São Paulo, March 8, 2006

The management